UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CEPTON, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

15673X 101

(CUSIP Number)

February 10, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15673X 101

1.	Names of Reporting Persons Mark McCord
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares of Common Stock
	6.	Shared Voting Power 10,409,248 shares of Common Stock (1)
	7.	Sole Dispositive Power 0 shares of Common Stock
	8.	Shared Dispositive Power 10,409,248 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,409,248
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.8% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 10,409,248 shares of Common Stock held by the McCord Trust, dated January 7, 2020, of which the Reporting Person is a trustee.

(2)	Based on a total of 154,048,001 shares outstanding as of February 10, 2022.

Item 1.
(a)	Name of Issuer Cepton, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 399 W. Trimble Rd San Jose, CA 95131

Item 2.
(a)	Name of Person Filing Mark McCord (the “Reporting Person”)
(b)	Address of Principal Business Office or, if none, Residence 399 W. Trimble Rd San Jose, CA 95131
(c)	Citizenship United States
(d)	Title of Class of Securities Common Stock, par value $0.00001 per share
(e)	CUSIP Number 15673X 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

The Reporting Person may be deemed to beneficially own an aggregate of 10,409,248 shares of Common Stock. Such aggregate share amount consists of 10,409,248 shares of Common Stock held by the McCord Trust, dated January 7, 2020, of which the Reporting Person is a trustee.

(b)	Percent of class: See Item 11 of the Cover page.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote See Item 5 of the Cover Page.
	(ii)	Shared power to vote or to direct the vote See Item 6 of the Cover Page.
	(iii)	Sole power to dispose or to direct the disposition of See Item 7 of the Cover Page.
	(iv)	Shared power to dispose or to direct the disposition of
See Item 8 of the Cover Page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2022	/s/ Mark McCord
Mark McCord